Exhibit 99.1

FEMSA successfully finalizes the acquisition of

OK Market stores in Chile

Monterrey, Mexico, February 28, 2022 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced that it has successfully closed the acquisition of OK Market, a small-format proximity store chain in Chile, after receiving the necessary regulatory approvals. The transaction will add 134 locations to FEMSA’s proximity business existing footprint in this important market, to reach a total of 258 locations.

With this transaction, FEMSA increases its commitment as a proximity store operator in Chile, improving its scale and ability to better serve its Chilean consumers.

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About FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in the retail industry through a Proximity Division operating OXXO, a small-format store chain, a Health Division, which includes drugstores and related activities, and OXXO Gas, a chain of retail service stations. FEMSA’s Digital Division includes Spin by OXXO and OXXO Premia, among other loyalty and digital financial services initiatives. In the beverage industry, it participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume; and in the beer industry, as the second largest shareholder of Heineken, one of the world’s leading brewers with operations in over 70 countries. FEMSA also participates in the logistics and distribution industry through its Strategic Business Unit, which additionally provides point-of-sale refrigeration and plastic solutions to its business units and third-party clients. Across its business units, FEMSA has more than 320,000 employees in 13 countries. FEMSA is a member of the Dow Jones Sustainability MILA Pacific Alliance, the FTSE4Good Emerging Index and the Mexican Stock Exchange Sustainability Index, among other indexes that evaluate its sustainability performance.

February 28, 2022	1